 1-A LIVE 0001437958 XXXXXXXX Coastal Financial Corporation WA 2003 0001437958 6022 56-2392007 126 27 5415 Evergreen Way EVERETT WA 98203 425-257-9000 Aaron M. Kaslow, Esq. Banking 80167000.00 13757000.00 425562000.00 10461000.00 546510000.00 990000.00 472161000.00 15800000.00 493989000.00 52521000.00 546510000.00 22360000.00 2032000.00 487000.00 2347000.00 0.06 0.06 Stovall, Grandey & Allen, L.L.P. Common Stock 44355470 000000000 None Class B Nonvoting Common Stock 500000 000000000 None Class C Nonvoting Common Stock 1307218 000000000 None Preferred Stock 0 000000000 None None 0 000000000 None true true Tier1 Audited Equity (common or preferred stock) N N N N N N 7715458 44355470 1.69 13039124.00 0.00 0.00 0.00 13039124.00 None 0.00 None 0.00 None 0.00 Stovall, Grandey & Allen L.L.P. 25000.00 Kilpatrick Townsend & Stockton LLP 175000.00 None 0.00 None 0.00 0 0.00 Shares of common stock will be issued to stockholders of Prime Pacific Financial Services, Inc. ("Prime Pacific") in connection with the issuer's acquisition of Prime Pacific pursuant to an Amended and Restated Agreement and Plan of Merger. true AL AZ CA FL GA HI ID IL KS MD MA MN MS NV NJ NM NY OH OR PA SC TX UT VA WA Coastal Financial Corporation Common Stock 9600000 0 Shares of common stock were sold for $1.25 per share, resulting in aggregate consideration of $12,000,000. The shares were sold in an offering exempt from registration under Rule 506(b) under Regulation D of the Securities and Exchange Commission. The shares were sold only to "accredited investors," as such term is defined in Rule 501 under Regulation D.